OF 3-18-04

ATT 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04015965

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2004
626

SEC FILE NUMBER
8- 65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl Webb 312-228-2648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Earl Webb – CHAIRMAN

Title

Notary Public

OFFICIAL SEAL
TRACI L. GIDLEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-15-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES LANG LASALLE SECURITIES, L.L.C.
Financial Statements and Supplemental Schedule and
Independent Auditors' Report on Internal Control
December 31, 2003
(With Independent Auditors' Report Thereon)

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition, December 31, 2003	2
Statement of Operations, for the year ended December 31, 2003	3
Statement of Member's Equity, for the year ended December 31, 2003	4
Statement of Cash Flows, for the year ended December 31, 2003	5
Notes to Financial Statements	6
Supplemental Schedule	
Schedule 1- Statement of Net Capital Pursuant to SEC Rule 15c3-1	8
Supplemental Report	
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	9

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Member
Jones Lang LaSalle Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2003, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Securities, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2004

Jones Lang LaSalle Securities, L.L.C.
Statement of Financial Condition
December 31, 2003

ASSETS:

Cash -Harris Bank Account	$	65,237
NASD CRD Account		1,460
Prepaid Expense		7,690
Total Assets	$	74,387

LIABILITIES AND OWNER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	12,000
Due to Parent		28,328
Total Liabilities		40,328
Member's Equity		34,059
Total Liabilities and Member's Equity	$	74,387

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Operations
Year Ended December 31, 2003

REVENUE	
Other Revenues	$ -
OPERATING EXPENSES	
Corporate Allocation	24,743
Office Supplies Expense	50
Total Operating Expenses	24,793
OTHER EXPENSES	
Training/Continuing Education Expense	332
Other Direct Expense	14,083
Business License/Fees	8,737
Audit Expense	11,690
Total Other Expenses	34,842
Total Expenses	59,635
Net Loss	$ (59,635)

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Member's Equity
Year Ended December 31, 2003

	Member Units	Member's Equity
Balances at January 1, 2003	100	$ 43,694
Net Loss	-	(59,635)
Contributions	-	50,000
Balances at December 31, 2003	100	$ 34,059

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Cash Flows
Year Ended December 31, 2003

Cash Flows from Operating Activities:	
Net Loss	$ (59,635)
Reconciliation of net loss to net cash used by operating activities:	
Increase in receivable from NASD	(1,023)
Increase in prepaid expenses	(7,690)
Decrease in accrued expenses	-
Decrease in due to parent	(8,672)
Cash used by operating activities	(77,020)
Cash flows from financing activities - capital contribution	50,000
Net decrease in cash	(27,020)
Cash, January 1, 2003	92,257
Cash, December 31, 2003	$ 65,237

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the "Company"), a wholly owned subsidiary of Jones Lang LaSalle Americas, (Illinois) L.P. (the "Parent Company") was incorporated in the state of Illinois on April 24, 2002. The Parent Company is a wholly owned subsidiary of Jones Lang LaSalle Incorporated ("Jones Lang LaSalle").

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, National Association of Securities Dealers Regulation, Inc. (the "NASD") and various states.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $24,909, which was $19,909 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.62 to 1.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the NASD two business days prior to any equity withdrawals which, on a net basis, exceed 30 percent of the Company's excess net capital, in any 30 day period.

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as the liability for any such taxes is that of the members rather than the Company.

3) Limited Liability Company Agreement

Pursuant to the terms of the Limited Liability Company Agreement, Jones Lang LaSalle Americas (Illinois), L.P. owns 100% of the Company and manages the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the Limited Liability Company (LLC) Agreement.

Except as provided in the Illinois Limited Liability Company Act, no member shall be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

The Limited Liability Company Agreement provides that distributions of Distributable Cash (as defined) and profits and losses be made pro rata in accordance with the members' ownership interests.

4) Transactions with Related Parties

The Company shares certain compensation and occupancy costs, including lease of office space, the use of furnishings as well as the information technology infrastructure, with the Parent Company. These costs are allocated to the Company at the discretion of the Parent Company and amounted to $24,743 in 2003.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

Jones Lang LaSalle Securities, L.L.C.
Statement of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2003

Schedule 1

Total Assets	$	74,387
Less: Total Liabilities		(40,328)
Net Worth	$	34,059
Less: Non-Allowable Assets		(9,150)
Net Capital Before Haircuts	$	24,909
Less: Haircuts		-
Net Capital	$	24,909
Less: Required Capital	$	5,000
Excess Net Capital	$	19,909
Aggregate Indebtedness	$	40,328
Aggregate Indebtedness to Net Capital Ratio		1.62 to 1

This schedule does not differ materially from the amended computation of net capital under Rule 15c3-1 as of December 31, 2003 filed on February 26, 2004 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its Form X-17A-5 with the National Association of Securities Dealers, Inc.

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3 or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker who carries no margin accounts, promptly transmits all funds received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC rule 17a-5

The Member
Jones Lang LaSalle Securities, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedule of Jones Lang LaSalle Securities, L.L.C. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 27, 2004